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Exhibit

Exhibit Description

99.1 Announcement on 2026/09/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

United Microelectronics Corporation

For the month of August, 2026

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of July 31, 2026	Number of shares as of August 31, 2026	Changes
--	--	--	--	--
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of July 31, 2026	Number of shares as of August 31, 2026	Changes
--	--	--	--	--